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                             [Citigroup Letterhead]

July 19, 2007

Securities and Exchange Commission
Division of Investment Management
901 E Street, N.W.
Washington, D.C. 20549
Attention: Vincent J. DiStefano, Esq.


     Re: Eaton Vance Risk-Managed Diversified Equity Income Fund
         Registration Statement on Form N-2 (File No. 811-22044)

Dear Mr. DiStefano:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of Eaton Vance Risk-Managed Diversified Equity Income Fund that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective by 10:00 a.m. on Thursday, July 26, 2007, or as soon thereafter as practicable.

In connection with the above request for acceleration, please be advised that the underwriters are in the process of effecting the distribution of approximately 266,600 Preliminary Prospectuses dated June 22, 2007.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
UBS SECURITIES LLC
WACHOVIA CAPITAL MARKETS, LLC
A.G. EDWARDS & SONS, INC.

As Representatives

By: CITIGROUP GLOBAL MARKETS INC.


By: /s/ Jacques Lilly
    ----------------------------------
   (Authorized Signatory)
Name: Jacques Lilly
Title: Managing Director